June 22, 2018

Anu Dubey

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Phone: (202) 551-6782

Re:	Impact Shares Trust I (the “Trust”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

File Nos. 333-221764 and 811-23312

Dear Ms. Dubey:

On June 15, 2018, you telephonically provided comments (the “Comments”) on Pre-Effective Amendment No. 2 to the registration statement on Form N-1A filed on May 8, 2018 for the Trust with respect to Impact Shares YWCA Women’s Empowerment ETF (the “Women’s Fund”) and Impact Shares NAACP Minority Empowerment ETF (the “Minority Fund” and together with the Women’s Fund, the “Funds”), each a series of the Trust (the “Amendment”). We have reviewed the Comments and have provided our responses below. Corresponding changes will be made in the next pre-effective amendment to the Trust’s registration statement on Form N-1A (“Pre-Effective Amendment No. 3”). All capitalized terms not otherwise defined in this letter have the meanings given to them in the Amendment.

We have determined not to move forward with the registration of the Women’s Fund at this time and have removed references to the Women’s Fund from the Trust’s registration statement.

General

1.	Comment: In the response letter from the Trust dated May 8, 2018, the Trust confirmed that no back-tested performance information for either Underlying Index will be provided on the referenced websites. The Staff noted that the index methodology documents setting forth the construction rules for each Underlying Index refer to back-tested performance information. The Staff requests that these documents be revised to remove back-tested performance information. If the Trust declines to make the requested changes, the Staff will have additional comments on such disclosure. The Staff requests that the Trust confirm that no back-tested performance with respect to either Underlying Index will be used in any advertising or marketing materials with respect to the Funds. The Staff also requests that the Trust confirm that no back-tested performance information with respect to either Underlying Index will be included on the website for (i) the Funds, (ii) the Adviser, (iii) the Index Providers or (iv) the Calculation Agents.

Response: The Trust confirms that: (i) the referenced back-tested performance information has been removed from the index methodology document for the Minority Fund’s Underlying Index; (ii) no back-tested performance with respect to the Minority Fund’s Underlying Index will be used in any advertising or marketing materials with respect to the Minority Fund; and (iii) no back-tested performance information with respect to the Minority Fund’s Underlying Index will be included on the website for the (a) Minority Fund, (b) Adviser, (c) Index Provider or (d) Calculation Agent.

2.	Comment: Please state which party has authority to rebalance the Fund.

Response: The Trust confirms that Impact Shares, Corp. (the “Adviser”), is the only entity with authority to rebalance the Minority Fund.

3.	Comment: Please state which party has authority to administer and/or change the index methodology.

Response: The Trust confirms that only the Minority Fund’s Index Provider has authority to administer and/or change an Underlying Index’s methodology.

4.	Comment: Please explain supplementally whether the calculation of the Gender Diversity Score or the Minority Empowerment Composite Score for the Women’s Fund or Minority Fund, respectively, involves discretion. If so, please describe the nature of such discretion and the party exercising such discretion.

Response: The Minority Fund’s Minority Empowerment Score is determined by Sustainalytics, the Minority Fund’s ESG research provider, and is based upon its assessment of various indicators and does not involve discretion. A company may be excluded from the Underlying Index if Sustainalytics, in its discretion, determines that the company is experiencing a “High” or “Severe” level of Controversy in one of three areas: Employee Incidents, Social Supply Chain Incidents, or Society and Community Incidents. In addition, Morningstar may, in its discretion, exclude a company from the Underlying Index between reconstitutions upon consultation with Sustainalytics should Morningstar determine that such company has acted in a manner inconsistent with the selection criteria of the Underlying Index.

5.	Comment: Please state the number of persons that license the Underlying Indexes.

Response: The Adviser is the only licensee of the Underlying Index for the Minority Fund.

6.	Comment: Please confirm whether the Funds have any liability to the Adviser with respect to their organization and offering costs. Additionally, please disclose, if applicable, that each Fund will bear its own organizational and offering costs.

Response: Although organization and offering expenses are specifically excluded from the “unitary” fee, the Adviser has agreed to assume such costs for the Minority Fund. The Minority Fund does not have an obligation to reimburse the Adviser for organization and offering costs paid on its behalf. The Trust has added the requested disclosure.

7.	Comment: In the “Fees and Expenses” table, please confirm that each Fund’s management fee is presented as a percentage of the Fund’s average net assets.

Response: The Trust confirms that each Fund’s management fee is presented as a percentage of the Fund’s average net assets in the “Fees and Expenses” table.

8.	Comment: Please revise the first sentence of footnote 2 to the “Fees and Expenses” table to clarify the definition of “Average Daily Managed Assets.” Please also move the last two sentences of footnote 2 elsewhere in the prospectus.

Response: The Trust has revised the referenced disclosure to read as follows:

Impact Shares is paid a Management Fee at an annual rate of 0.75% on the “Average Daily Managed Assets” of the Fund. “Average Daily Managed Assets” is the average daily value of the total assets of the Fund, less all accrued liabilities of the Fund (other than the amount of any outstanding borrowings constituting financial leverage).

9.	Comment: Please confirm for each Fund whether the amounts listed with respect to “Other Expenses” are attributable to acquired fund fees and expenses or other expenses of the Funds.

Response: The Trust confirms that amounts listed as “Other Expenses” are not attributable to acquired fund fees and expenses, as the Minority Fund is not expected to incur any such expenses.

10.	Comment: The Staff notes that the principal investment strategies for each Fund state that a Fund “may also use swaps, options, futures and foreign currency transactions.” Consider including a separate principal risk with respect to futures.

Response: The requested change has been made.

11.	Comment: The Staff requests that the Trust revise the italicized language noted below for each Fund to clarify the application of the optimized weighting methodology discussed later in each Fund’s principal investment strategy.

Women’s Fund:

The 200 best scoring companies are selected as the final Underlying Index components after accounting for industry and sector weightings determined by Solactive.

Minority Fund:

Based on that scoring, excluding those companies with a detrimental score for applicable controversies (as determined by Morningstar), the top 200 best scoring companies are selected as the final Underlying Index components after accounting for industry and sector weightings determined by Morningstar.

Response: The Trust has revised the referenced disclosure with respect to the Minority Fund to read as follows:

Based on that scoring, excluding those companies with a detrimental score for applicable controversies (as determined by Morningstar), the 200 best scoring companies (after applying the optimized weighting methodology discussed below) are selected by Morningstar as the final underlying index components.

12.	Comment: With respect to the Minority Fund, the Staff noted that the following social screens as revised in the Amendment do not align with the index methodology documents for the Fund’s Underlying Index: Criteria 1 (“Board Diversity”); Criteria 2 (“Discrimination Policy”); Criteria 3 (“Scope of Supplier Racial and Ethnic Diversity Programs”); Criteria 6 (“Diversity Programs”); Criteria 7 (“Supply Chain Monitoring for Racial and Ethnic Diversity”); Criteria 8 (“Community Development Programs in Minority Communities”); and Criteria 9 (“Minority-Inclusive Health and Safety Management System”). The Staff requests that the Minority Fund’s social screens be aligned between the two documents. Upon review of the revised documents, the staff may have additional comments on such disclosure.

Response: The Trust has revised the social screens for the Minority Fund to read as follows:

1.	Board Diversity: This indicator provides an assessment of the diversity of a company’s board of directors. Diversity of background can provide fresh perspectives in the boardroom and lead to better board decision-making.

2.	Discrimination Policy: This indicator provides an assessment of the quality of a company’s policy to eliminate ~~racial~~ discrimination, including racial discrimination, and ensure equal opportunity.

3.	Scope of Supplier ~~Racial and Ethnic Diversity~~ Social Programs: This indicator ~~provides a general assessment of~~ assesses whether ~~the~~ a company has supply chain/contractors’ ~~racial and ethnic diversity~~ social programs including a focus on racial diversity and empowerment, and the scope of ~~supplier racial and ethnic diversity~~ such standards.

4.	Digital Divide Programs: This indicator provides an assessment of the presence of programs that address the digital divide, i.e. the lack of access to modern means of communication/Internet. Access to such means is often difficult for certain groups in modern society (e.g. people of color, poor, elderly) or people in certain regions.

5.	Freedom of Association Policy: This indicator provides an assessment of the quality of a company’s freedom of association and collective bargaining policy, including its impact on racial minorities.

6.	Diversity Programs: This indicator assesses the strength of ~~the~~ a company’s initiatives to increase the ~~racial~~ diversity of its workforce, including racial diversity.

7.	Supply Chain Monitoring ~~for Racial and Ethnic Diversity~~: This indicator provides an assessment of whether the company has a supply chain monitoring system and/or whether there are other supply chain monitoring activities. Racial minority focused social standards are included within this monitoring.

8.	Community Development Programs ~~in Minority Communities~~: This indicator assesses the strength of ~~the~~ a company’s local community development programs. It does not focus on cash donations, but formal programs that promote long-term economic development among communities, ~~particularly~~ including minority communities, directly affected by the company’s operations.

9.	Minority Inclusive Health and Safety Management System: This indicator assesses the strength of the company’s initiatives to manage employee health and safety and prevent accidents and occupational illnesses. ~~The indicator does not assess initiatives to address contractor health and safety, which are covered by contractors and supply chain measurements.~~

10.	Conflict Minerals Programs: This indicator ~~assesses~~ measures the strength of ~~the~~ a company’s initiatives to eliminate conflict minerals from its products and its supply chain.

13.	Comment: The Staff acknowledges the Trust’s response to Comment No. 23 in the May Correspondence regarding the social criteria used to construct each Fund’s Underlying Index with respect to Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”).The Staff still believes, that with respect to the Minority Fund, Criterion 5 (“Freedom of Association”) and Criteria 10 (“Conflict Minerals Programs”) and with respect to the Women’s Fund, Criterion 16 (“Supplier Diversity”), these criteria are overly broad and does not specifically support the use of the phrase “Women’s Empowerment” or “Minority Empowerment,” as applicable, in each Fund’s name.

Response: In response to your comment, Criterion 10 (“Conflict Minerals Programs”) and Criterion 5 (“Freedom of Association”) have been revised as described below to more clearly support minority empowerment:

Conflict Minerals Programs. This indicator assesses the strength of the company’s initiatives to eliminate conflict minerals from its products and its supply chain.

The goal of the Underlying Index is to identify those companies that support minority empowerment in all aspects of their business, and leading companies in this space will demonstrate not only adherence to social and economic empowerment of minority populations in the United States, but in all areas of the world that their business touches. In support of this goal, the “conflict minerals programs” criterion is included because the NAACP believes that corporate concern for the elimination of conflict minerals from supply chains is an important indicator that companies are concerned for the well-being and advancement of minorities more generally. The “conflict minerals programs” criterion reflects the connection between African-Americans and African immigrants who recognize the history of how procurement of these materials has resulted in violence and social/economic devastation of whole African countries. The constituency of the NAACP is closely tied to these African countries, as well as, representative of the African diaspora generally. A company’s willingness to eliminate conflict minerals sends the message that it upholds the value of social and human rights, as well as the principal of minority economic empowerment. The concern for “conflict mineral” free sourcing within a company’s supply chain affects many economic sectors including technology manufacturers, distributors of hardware including mobile phones, and automotive manufacturers, among others. By including the “conflict minerals programs’ criterion, the Underlying Index can more broadly identify companies supporting minority empowerment.

Freedom of Association Policy. This indicator provides an assessment of the quality of a company’s freedom of association and collective bargaining policy, including its impact on racial minorities.

The right to freely associate and assemble guaranteed by the First Amendment has been central to the struggle for minority civil rights, since the U.S. Supreme Court in 1965 upheld the right of free association of members of the NAACP in NAACP v. Alabama. More recently, the widespread protests by African-Americans in Ferguson, Missouri in 2014, on the campus of the University of Missouri shortly thereafter and nationwide as part of the Black Lives Matter movement all raise fundamental freedom of association issues that are generally associated in the public consciousness with race. Corporate policies that protect the free association rights of workers protect the rights of minority workers to protest racial injustice in the workplace and in society at large. The NAACP has a long history of fighting for freedom of association.

Related to the right to freely associate is the right to collectively bargain, which has long been critical to the economic well being of African Americans. Unionization rates have been in decline across the board for decades. Despite this fact, African American workers are still more likely than workers of any other race or ethnicity to be unionized. In 2015, 14.2 percent of African American workers and 12.3 percent of the entire workforce were represented by unions, down from 31.7 percent and 23.3 percent, respectively, in 1983. This large decline in unionization has occurred alongside, and contributed to, an increase in overall wage inequality, as well as the widening African American-white wage gap. African American union workers on average earn 16.4 percent higher wages than non-union African American workers. African American union workers are also 17.4 percentage points more likely than non-union African Americans to have employer-provided health insurance, and 18.3 percentage points more likely to have an employer-sponsored retirement plan. Impact Shares and the Index Provider believe there is little question in the social scientific literature that collective bargaining rights and unionization have a disproportionately positive impact on African Americans.

14.	Comment: The Staff requests that clause (ii) in the fourth sentence of the second paragraph under the section titled “PARTNER NONPROFIT” be revised to reflect the Partner Nonprofit’s role in construction of the Index.

Response: The Trust has removed clause (ii) from the referenced disclosure.

15.	Comment: Please confirm the Trust’s undertaking pursuant to Section 14(a)(3) of the 1940 Act.

Response: The Trust hereby confirms its undertaking, that, as a condition to the effectiveness of the registration of its securities under the Securities Act of 1933 and pursuant to Section 14(a)(3) of the 1940 Act, it will not accept any commitments to purchase shares unless and until it has firm agreements in place with not more than 25 responsible persons to purchase securities of the Trust for an aggregate net amount equal to at least $100,000 and (i) such aggregate amount will be paid to the Trust prior to accepting any commitments to purchase shares from persons in excess of 25 and (ii) any such amounts paid to the Trust, including any sales load, will be refunded in full to a shareholder upon demand in the event net proceeds received by the Trust do not result in the Trust having a net worth of at least $100,000 within 90 days of the effectiveness of such registration.

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Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-2418 or Kathleen.Nichols@ropesgray.com.

Very truly yours,

/s/ Kathleen M. Nichols
Kathleen M. Nichols

cc:	Ethan Powell, Trustee

Brian D. McCabe, Ropes & Gray LLP